SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

ZYNGA INC.

(Name of Issuer)

CLASS A COMMON STOCK

(Title of Class of Securities)

98986T108

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Mark J. Pincus
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 62,238,349(1)(2)
	6.	Shared Voting Power 29,092,934(2)(3)
	7.	Sole Dispositive Power 62,238,349(1)(2)
	8.	Shared Dispositive Power 29,092,934(2)(3)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,331,283(1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒ 1,440,000(4)
11.	Percent of Class Represented by Amount in Row 9 10.6%(5)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 34,352,912 shares of Class B common stock and 20,517,472 shares of Class C common stock held directly by the Reporting Person. Also includes 7,200,000 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2015.
(2)	Class B common stock and Class C common stock are convertible at the holder’s option into Class A common stock on a 1-for-1 basis. Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share and the holders of Class C common stock are entitled to seventy votes per share.
(3)	Includes 1,327,300 shares of Class B common stock held jointly by the Reporting Person and his wife and 27,765,634 shares of Class B common stock held by Ogden Enterprises, LLC, of which the Reporting Person serves as manager.
(4)	Shares held by Reporting Person’s wife over which the Reporting Person has no voting or dispositive power.
(5)	Based on 773,443,360 shares of Class A common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock and Class C common stock held by the Reporting Person and affiliates of the Reporting Person as of December 31, 2015, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 98986T108	13G/A

1.	Names of Reporting Persons Ogden Enterprises LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 27,765,634(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 27,765,634(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,765,634(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 3.5%(3)
12.	Type of Reporting Person (see instructions) OO

(1)	Represents shares of Class B common stock held directly by the Reporting Person.
(2)	Class B common stock is convertible at the holder’s option into Class A common stock on a 1-for-1 basis. Class B common stock will convert automatically into Class A Common Stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share.
(3)	Based on 773,443,360 shares of Class A common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person as of December 31, 2015, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1(a).	Name of Issuer:

Zynga Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

699 Eighth Street

San Francisco, CA 94103

Item 2(a).	Name of Person Filing:

Mark J. Pincus

Ogden Enterprises LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

c/o Zynga, Inc.

699 Eighth Street

San Francisco, CA 94103

Item 2(c).	Citizenship:

Mark J. Pincus	USA

Ogden Enterprises LLC	Delaware

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

98986T108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Mark J. Pincus	91,331,283(1)(2)(3)
Ogden Enterprises LLC	27,765,634(2)(4)

(b)	Percent of Class:

Mark J. Pincus	10.6%(5)(6)
Ogden Enterprises LLC	3.5%(7)(8)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Mark J. Pincus	62,238,349(1)(2)
Ogden Enterprises LLC	27,765,634(2)(4)

(ii)	Shared power to vote or to direct the vote:

Mark J. Pincus	29,092,934(2)(3)
Ogden Enterprises LLC	0

(iii)	Sole power to dispose or to direct the disposition of:

Mark J. Pincus	62,238,349(1)(2)
Ogden Enterprises LLC	27,765,634(2)(4)

(iv)	Shared power to dispose or to direct the disposition of:

Mark J. Pincus	29,092,934(2)(3)
Ogden Enterprises LLC	0

(1)	Includes 34,352,912 shares of Class B common stock and 20,517,472 shares of Class C common stock held directly by the Reporting Person. Also includes 7,200,000 shares of Class B common stock subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2015.
(2)	Class B common stock and Class C common stock are convertible at the holder’s option into Class A common stock on a 1-for-1 basis. Class B common stock and Class C common stock will convert automatically into Class A common stock on the date on which the number of outstanding shares of Class B common stock and Class C common stock together represent less than 10% of the aggregate combined voting power of the Issuer’s capital stock. The holders of Class B common stock are entitled to seven votes per share and the holders of Class C common stock are entitled to seventy votes per share.
(3)	Includes 1,327,300 shares of Class B common stock held jointly by the Reporting Person and his wife and 27,765,634 shares of Class B common stock held by Ogden Enterprises, LLC, of which the Reporting Person serves as manager.
(4)	Represents shares of Class B common stock held directly by the Reporting Person.
(5)	Based on 773,443,360 shares of Class A common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock and Class C common stock held by the Reporting Person and affiliates of the Reporting Person as of December 31, 2015, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(6)	The total Class A common stock, Class B common stock and Class C common stock held by the Reporting Person as of December 31, 2014 represented 10.60% of the Issuer’s outstanding common stock as of December 31, 2014, based on the number of shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock and Class C common stock held by the Reporting Person and affiliates of the Reporting Person as of December 31, 2014, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person. The total Class A common stock, Class B common stock and Class C common stock held by the Reporting Person as of December 31, 2013 represented 11.96% of the Issuer’s outstanding common stock as of December 31, 2013, based on the number of shares of Class A common stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock and Class C common stock held by the Reporting Person and affiliates of the Reporting Person as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(7)	Based on 773,443,360 shares of Class A common stock outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person as of December 31, 2015, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.
(8)	The total Class A common stock and Class B common stock held by the Reporting Person as of December 31, 2014 represented 3.48% of the Issuer’s outstanding common stock as of December 31, 2014, based on the number of shares of Class A common stock outstanding as of December 31, 2014, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person as of December 31, 2014, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person. The total Class A common stock and Class B common stock held by the Reporting Person as of December 31, 2013 represented 3.89% of the Issuer’s outstanding common stock as of December 31, 2013, based on the number of shares of Class A common stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus the number of shares of Class B common stock held by the Reporting Person as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2016

/s/ Mark J. Pincus
Mark J. Pincus

OGDEN ENTERPRISES LLC

/s/ Mark J. Pincus
Mark J. Pincus, Manager

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)